August 6, 2020

VIA EDGAR CORRESPONDENCE

Jeff Foor
Division of Investment Management
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, DC 20549

Re: Response to Comments on 485(a) filing for Wells Fargo CoreBuilder Shares – Series SM (the “Fund”), a series of Wells Fargo Funds Trust, Files Nos/ 333-231848 and 811-09253 (the “Registrant”)

Dear Mr. Foor:

On August 5, 2020, we filed correspondence in response to the comments you provided on July 31, 2020 to the Registrant’s registration statement filing made on May 29, 2020 pursuant to Rule 485(a) under the Securities Act of 1933 with respect to the Fund (accession no. 0001081400-20-000499). Unfortunately, that correspondence included an error with respect to our response to Comment 3. Please disregard our prior correspondence and note this amended response letter instead. Capitalized terms not defined below have the meanings set forth in the registration statement filing.

Prospectus Comments

1. Comment: You noted that the introduction to the fee and expense table notes that the Fund is a component in “wrap-fee” programs sponsored by investment advisers and broker-dealers and that participants in the wrap-fee programs pay an asset-based fee to the sponsors of these programs. You requested that we tie this concept to the footnote to the fee and expense table to make clear to investors that while the Fund is not charged for ordinary operating expenses, investors must pay the asset-based fee.

Response: We have added disclosure to make this point more clear, as follows:

Generally, no ordinary operating fees or expenses are charged to the Fund, although shareholders do pay an asset-based fee to the sponsor of the wrap-fee program in which they participate.

2. Comment: You requested that when the Fund has performance history, we include disclosure in the introduction to the performance bar chart and table to make clear that the performance shown does not reflect the effect of any asset-based fees paid through the wrap-free program.

Response: We will add disclosure to the introduction as requested.

3. Comment: You asked whether any acquired fund fees and expenses incurred by the Fund would be reimbursed by the investment manager.

Response: Acquired fund fees and expenses, if any, would be excluded from the expense cap. We have updated the footnote to the fee and expense table accordingly.

4. Comment: You noted that the Fund’s principal investment strategy lists a “third-party issuer/security ESG rating” as one of the factors the Fund considers in determining whether a particular issuer or security has a positive ESG impact. You requested that we name such third party in the investment strategy and summarize its methodology. You also requested that we consider whether any risk disclosure regarding such third-party should be included in the principal investment risks.

Response: We respectfully decline to summarize this methodology in the Fund’s principal investment strategy. We note that Item 9(b)(2) of Form N-1A requires the Registrant to describe “in general terms how the Fund’s sub-adviser decides which securities to buy and sell”. As the ESG rating, if any, provided by the third-party is just one of many factors that comprise the sub-adviser’s ESG impact methodology, and as the principal investment strategy already contains a paragraph of disclosure that describes the sub-adviser’s methodology in detail, we do not believe that including a summary of the third-party’s methodology is necessary in order to describe in general terms how the sub-adviser decides which securities to buy and sell. We further note that disclosure regarding the identity of the third-party service provider is included in the SAI.

While the sub-adviser will have access to third-party ESG ratings and other data in selecting investments for the Fund, the sub-adviser’s portfolio management team will primarily rely on its own proprietary sustainability analysis methodology to select investments for the Fund. As such, we do not believe inclusion of a stand-alone risk disclosure in the prospectus regarding the third-party is necessary or appropriate for the Fund. However, we have added disclosure to the existing ESG/sustainable investing style risk to include the risk that information and data provided by third parties may be inaccurate and/or incomplete.

5. Comment: You requested that we consider whether leverage risk should be included in the list of the Fund’s principal investment risks.

Response: We respectfully decline to make this change. We believe that the risks associated with leverage are adequately described in the Fund’s existing derivatives risk.

6. Comment: You noted that the Registrant had previously agreed to re-order the principal investment risks for each of its series and asked that we confirm that the risks would be re-ordered for this Fund in its 485(b) filing.

Response: We confirm that the Fund’s principal investment risks will be re-ordered in accordance with prior discussions with the SEC Staff.

Statement of Additional Information Comments

7. Comment: With respect to the Fund’s fundamental investment policy regarding concentration, you noted that the SEC Staff believes that a fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which such investment should be allocated when determining compliance with the fund’s concentration policy.

Response: We understand and acknowledge the SEC Staff’s position that a fund that invests in private activity bonds should look to the industry of the underlying obligor for purposes of determining compliance with the fund’s concentration policy.

* * * * *

As stated previously, we completed a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on May 29, 2020, and we intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the Securities Act of 1933 on or about August 7, 2020. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 377-7059 if you have any questions or comments with respect to this matter.

Sincerely,

Maureen Towle
Senior Counsel
WELLS FARGO FUNDS MANAGEMENT, LLC